Pragma LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2019

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, 10th Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas, 7th Floor (Address) New York (City) New York (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

SHANIQUE S LAWRENCE
Notary Public - State of New York
NO 01LA637?209
Qualified in Kings County
My Commission Expires Feb 20 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PRAGMA LLC

Index

Facing Page

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
Pragma LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pragma LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since February 2009.

New York, New York
February 21, 2020

PRAGMA LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 9,306,659
Due from customers	2,285,199
Due from Parent and affiliate	109,762
Fixed assets, net	1,420,749
Capitalized software, net	8,709,305
Restricted cash	294,544
Prepaid expenses and other assets	552,205
Right-of-use assets	2,173,151
Total	$ 24,851,574

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 2,649,549
Due to affiliate	2,903
Accrued expenses and other liabilities	705,890
Lease liabilities	3,152,334
Deferred tax liability, net	122,846
Total	6,633,522
Commitments	
Member's equity	18,218,052
Total	$ 24,851,574

See Notes to Statement of Financial Condition.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority, Inc. and Securities Investors Protection Corporation. On July 9, 2019, the name of the Company was changed from Pragma Securities LLC to Pragma LLC.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, banks and securities exchanges.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. Such amounts generally exceed federally insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and purchased computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs ("Internal Use Software"). The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

The Company is also in the process of developing software which it intends to lease to customers ("External Use Software"). For such External Use Software, GAAP generally requires all software development costs incurred prior to reaching technological feasibility to be expensed. After reaching technological feasibility, which has yet to occur, the software development costs will be capitalized until the point where sales are made to customers.

Capitalized software is amortized on a straight-line basis over its estimated useful life of seven years.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2019, the Company's management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms. The difference between cash paid to or received from the landlords and the amount recognized as rent expense on a straight-line basis is included in Lease liabilities in the statement of financial condition.

Use of estimates:

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Significant accounting policies (continued):

Revenue recognition:

Commission revenue, which is earned primarily in equities and foreign exchange ("FX") asset classes through customer use of the Company's algorithmic trading services, is recorded on a trade date basis. For equities and FX asset classes, the usage is based on the number of shares traded and the U.S. principal value of the currency traded, respectively, subject to various commission rates based on volume and minimum requirements.

The Company also charges an Installation and Integration Fee ("Onboarding Services") to new clients. This is an optional service provided to new clients to accommodate their specialized needs, including, but not limited to integration of clients' operating systems, setting up private hosting environments, adding new functionality, customizing algorithms, and reviewing and testing FIX specifications. The fees are primarily based on the estimated employees' time to perform such services. Onboarding Services are optional and specifically identifiable. In accordance with Accounting Standards Codification ("ASC") 606, the Company recognizes such revenues at a point in time when the services have been completed and accepted by the customer.

Leases:

The Company has adopted Accounting Standards Update ("ASU") 2016-02 as of January 1, 2019 for its statement of financial condition and recorded right-of-use assets and lease liabilities for its operating leases. The Right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan"), Company employees, directors and consultants may be granted options to purchase PWH Class B units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment.

Note 2 - Significant accounting policies (concluded):

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files a consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, is pushed down to the Company as it is PWH's primary operating entity

The Company records deferred incomes taxes using a liability approach for financial accounting and reporting, which results in recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's federal, state and NYC UBT income tax returns prior to fiscal year 2016 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Note 3 - Due from customers:

Due from customers represents commissions receivable from institutional clients, other broker-dealers, banks, and securities exchanges relating to the use of the Company's algorithmic trading software. Due from customers is stated at the amount that management expects to collect on the outstanding balances. Approximately 55% of Due from customers at December 31, 2019 was from four customers.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2019, the Company's management determined that an allowance for doubtful accounts is not necessary.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 4 - Fixed assets:

At December 31, 2019, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$4,376,874	$3,675,064	$ 701,810
Computer software	636,838	573,656	63,182
Furniture, fixtures and equipment	286,320	282,976	3,344
Leasehold improvements	1,417,263	764,850	652,413
Totals	$6,717,295	$5,296,546	$1,420,749

Note 5 - Capitalized software:

At December 31, 2019, the Company has $18,729,457 of capitalized software, $3,631,896 of which was capitalized during the year ended December 31, 2019. Accumulated amortization of capitalized software as of December 31, 2019 is $10,020,152.

Capitalized software consists of an allocation of compensation costs incurred for certain employees for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. During 2019, there was no capitalized software related to external software as management believes the external software has not yet reached technological feasibility. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage, are expensed as incurred.

Note 6 - Right-of-use assets:

Effective January 1, 2019, the Company recorded Right-of-use assets and related Lease liabilities, each in the amount of approximately $2.3 million. In calculating the Right-of-use assets, the Company takes into account required lease payments, net of any lease incentives (e.g. rent abatements and construction allowances) and applies its incremental borrowing rate. As of December 31, 2019, the Company had two operating leases; one is an office lease and the other is an equipment lease. The office lease provides for increases to the amount of the monthly payment at pre-determined dates. The equipment lease provides for rental payments at a fixed amount.

As of December 31, 2019, the Company had right-of-use assets relating to operating leases in the amount of $2,173,151 and are included in Right-of-use assets in the statement of financial condition, and related lease liabilities in the amount of $3,152,334 (which include unamortized rent abatements and construction allowances) are reflected as Lease liabilities in the statement of financial condition.

Note 6 - Right-of-use assets (concluded):

The Company uses the interest rate provided by the lessor in its operating leases, but if such rate is not provided by the lessor, the Company will use its incremental borrowing rate as the discount rate. The discount rate pertaining to the Company's office lease is 7.75% and the discount rate pertaining to the Company's equipment lease is 1.5%.

Note 7 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2019, the Company had regulatory net capital of $7,620,466, which was $7,370,466 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. The Company follows ASC 740 "Income Taxes" in accounting for uncertain tax positions. ASC 740 includes financial accounting and reporting guidance for the effects of income taxes that result from an entity's activities during the current preceding years. The interpretation also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2019, the Company has a net deferred tax liability of $122,846 which is included in Deferred tax liabilities, net in the statement of financial condition.

The Company's net deferred tax liability at December 31, 2019 results primarily from differences in depreciation methods, software capitalization and deferred lease expenses.

Note 10 - Related party transactions:

The Company had a commission-sharing agreement with Weeden & Co., L.P. ("Weeden"), a 99%-owned subsidiary of WILP. Under this agreement, the Company provided algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provided algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

On February 24, 2019, WILP entered into an acquisition agreement with Piper Jaffray & Co. ("PJC"), subject to FINRA approval which it subsequently received, whereby PJC purchased all of the outstanding membership units of Weeden (the "Acquisition"). The Company had entered into various agreements with WILP, Weeden and PJC whereby concurrently with the date the Acquisition became effective, which was upon the close of business on August 2, 2019, the Company's commission sharing agreement and other agreements with Weeden were terminated and a multi-year vendor agreement between the Company and PJC became effective.

As a condition relating to the termination of Weeden's commission sharing agreement with the Company, WILP guaranteed the Company a certain level of revenue from the Company's vendor agreement with PJC, through June 30, 2021 (the "Guarantee"). WILP remained a Member of PWH, and PJC is not affiliated with the Company in any way other than its customer relationship with the Company under the vendor agreement. Based on the revenues the Company earned from PJC during the period August 5, 2019 through December 31, 2019, WILP incurred a liability to the Company based on the Guarantee, in the amount of $59,334, which is reflected in Due from Parent and affiliate in the statement of financial condition.

Weeden had no minimum commission obligation to the Company under the commission sharing agreement, but the new vendor agreement with PJC includes minimum commission requirements through June 30, 2022. In addition to the minimum commission requirements, the change in fee structure, the size of PJC, and potential for increased business are factors the Company's management considered when analyzing the effect of the new agreements. After reviewing the new agreements and the Company's revenues from PJC for the period August 5, 2019 through December 31, 2019, the Company's management does not anticipate a material negative impact on the Company's future operations.

As of December 31, 2019, the Company did not have any receivable from or payable to Weeden.

The Company utilizes a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on an as-needed basis. As of December 31, 2019, the Company had accrued fees payable to the Consultant in the amount of $2,903, which is reflected in Due to affiliate in the statement of financial condition.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 10 - Related party transactions (concluded):

As of December 31, 2019, the Company has a receivable of $50,428 from the Parent related to the Company's share of the Parent's estimated 2019 UBT overpayment and various legal fees paid on behalf the Parent, which is reflected in Due from Parent and affiliate in the statement of financial condition.

Note 11 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on November 30, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

In 2019, the Company entered into a three-year equipment lease with a vendor, including maintenance, collateralized by certain equipment.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

	Office Lease	Equipment Lease	Total
2020	$ 707,919	$ 59,001	$ 766,920
2021	723,847	54,463	778,310
2022	740,134	36,309	776,443
2023	756,787	-	756,787
2024	707,429	-	707,429
Total	3,636,116	149,773	3,785,889
Less: imputed interest	(630,602)	(2,953)	(633,555)
Present value of Minimum lease payments	$ 3,005,514	$ 146,820	$ 3,152,334

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2019, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis was $630,718 and is included in Lease liabilities in the statement of financial condition. As of December 31, 2019, the Company's lease incentive obligation, which is comprised of $744,820 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $331,823 and is also included in Lease liabilities in the statement of financial condition.

Note 11 - Commitments (concluded):

At December 31, 2019, the Company has utilized a letter of credit in the amount of $293,928 which is collateralized by $294,544 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the Company is required to maintain a letter of credit facility in the amount of $293,928 through November 18, 2020, then $195,952 through January 31, 2025.

During 2019, the Company entered into an operating lease for equipment and maintenance, collateralized by the equipment. The Lessor provided deferred lease payments as a lease incentive.

As of December 31, 2019, the differences between cash paid to the lessor and the amounts recognized as equipment lease expense and maintenance expense on a straight-line basis were $16,641 and $8,588, respectively, and are included in Lease liabilities and Accrued expenses and other liabilities, respectively, in the statement of financial condition.

Note 12 - Employee equity and benefit plans:

One employee of the Company participates in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion. The Company did not recognize any compensation costs relating to the PGI Plan during 2019.

In January 2013 and October 2018, PWH entered into agreements with certain of the Company's senior management employees, which provided them the opportunity to purchase PWH Class A units at book value.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants the opportunity to purchase Class B units at a discount to the Class A book value.

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.

Note 13 - Subsequent events:

The Company has evaluated subsequent events through February 21, 2020, which is the date the statement of financial condition was issued.